Frede Chistensen Work History

Frede is an award-winning Danish businessman and executive. A former executive at top luxury kitchen brand HTH Kitchen, Frede is recognized as an expert on Scandinavian design and real estate trends. In addition to owning HTH Esbjerg, he also developed its corporate buildings through DVBOF. According to local press, HTH was one of a "handful" recession-sensitive companies to turn a profit during the 2008 financial crisis. Since selling his interests in HTH, he's since expanded the real estate portfolio, which today includes interests in Europe and the US.

He has been a Board Member of NYCE Companies, Inc. since 2020.